# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nano Labs Ltd, CIK 0001872302
CUSIP: G6391Y128
Title of class of securities: Class A ordinary shares, par value US$0.002 per share
Address of issuer's principal executive offices: China Yuangu Hanggang Technology Buildin, 509 Qianjiang Road, Shangcheng District,, Hangzhou, Zhejiang,, China (F4), 310000
Date of event which requires filing of this statement: 12/11/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002050490

## Reporting persons
- FENBUSHI Inc: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 1,578,948; shared voting power 0; sole dispositive power 1,578,948; shared dispositive power 0; aggregate amount beneficially owned 1,578,948 (9.8% of the class)
  Comment: Row (11) is based on 16,108,955 outstanding ordinary shares as a single class, being the sum of 13,250,046 Class A ordinary shares and 2,858,909 Class B ordinary shares outstanding as of December 11, 2024 as provided by Nano Labs Ltd, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
- Bo Shen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,578,948; shared voting power 0; sole dispositive power 1,578,948; shared dispositive power 0; aggregate amount beneficially owned 1,578,948 (9.8% of the class)
  Comment: Rows (5), (7) and (9) represent 1,578,948 Class A ordinary shares held of record by FENBUSHI Inc. Bo Shen is the sole shareholder of FENBUSHI Inc.
  
  Row (11) is based on 16,108,955 outstanding ordinary shares as a single class, being the sum of 13,250,046 Class A ordinary shares and 2,858,909 Class B ordinary shares outstanding as of December 11, 2024 as provided by Nano Labs Ltd, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

## Item 1. Issuer
Name of issuer: Nano Labs Ltd
Address of issuer's principal executive offices: China Yuangu Hanggang Technology Building 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000 People's Republic of China

## Item 2. Person Filing
Name of person filing:
FENBUSHI Inc

Bo Shen
Address of principal business office or, if none, residence: 1835 Savoy Dr., Suite 202, Atlanta, GA 30341, United States
Citizenship:
FENBUSHI Inc - The State of Georgia, United States

Bo Shen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FENBUSHI Inc 1,578,948

Bo Shen 1,578,948
Percent of class:
9.8 %
9.8
Sole power to vote or to direct the vote:
1,578,948
1,578,948
Shared power to vote or to direct the vote:
0
0
Sole power to dispose or to direct the disposition:
1,578,948
1,578,948
Shared power to dispose or to direct the disposition:
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A Joint Filing Agreement

## Signatures
- FENBUSHI Inc: /s/ Bo Shen, Bo Shen/Director (01/02/2025)
- Bo Shen: /s/ Bo Shen, Bo Shen (01/02/2025)